correvio

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

NASDAQ: CORV   TSX: CORV

CORREVIO TO PARTICIPATE IN UPCOMING INVESTOR CONFERENCES

Vancouver, Canada, August 28, 2018 – Correvio Pharma Corp. (NASDAQ:CORV) (TSX:CORV), a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients, today announced that Correvio management will participate in the following upcoming investor conferences:

- The Annual B. Riley FBR Healthcare Conference on Tuesday, September 4, 2018 at the New York Marriott East Side Hotel.

- The 20th Annual Rodman & Renshaw Global Investment Conference, on Wednesday, September 5, 2018 at 2:10 pm ET at the St. Regis New York Hotel.

The webcast of Dr. Hunter's presentation at the Rodman & Renshaw Conference can be accessed through the following link: http://wsw.com/webcast/rrshq28/corv/.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the Nasdaq Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit the Company's web site at www.correvio.com.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used

under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.

Trevyent® is a trademark of SteadyMed Ltd. and used under license.

All other trademarks are the property of their respective owners.

Contact:

Justin Renz
CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com / claudia@argotpartners.com

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